July 10, 2018	White & Case LLP
1155 Avenue of the Americas
VIA EDGAR	New York, NY 10036-2787
T +1 212 819 8200

U.S. Securities and Exchange Commission	whitecase.com

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald E. Field and Laura Nicholson

Re:	Inn of the Mountain Gods Resort and Casino

Application for Qualification of Indenture on Form T-3

Filed June 8, 2018

File No. 022-29055

Dear Mr. Field and Ms. Nicholson:

On behalf of our client, Inn of the Mountain Gods Resort and Casino (the “Company”), and its wholly-owned unincorporated tribal business enterprises Casino Apache, Casino Apache Travel Center, Inn of the Mountain Gods and Ski Apache, we are submitting responses to the comments on the Company’s Application on Form T-3 filed June 8, 2018 set forth in the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated July 3, 2018. Responses are numbered to correspond to those in the comment letter. For your convenience, the comments are repeated below.

General

1.	Please have each guarantor/obligor identified on the cover page file an application on Form T-3 and confirm that each such guarantor/obligor has provided the information required by the form. For guidance, refer to Section 303(12) of the Trust Indenture Act of 1939 and Question 201.03 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

RESPONSE: The Company has filed a Form T-3 for each guarantor/obligor identified on the cover page as set forth in Section 303(12) of the Trust Indenture Act of 1939 and confirms that each guarantor/obligor has provided the information required by the form.

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U.S. Securities and Exchange Commission

July 10, 2018

Please do not hesitate to contact Gary Kashar at (212) 819-8223 or Henrikki Harsu at (212) 819-7628 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

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